UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On March 18, 2025 DigiAsia Corp. (the “Company”) received a notice of non-compliance from the Nasdaq Stock Market LLC (“Nasdaq”) stating that, as a result of not having timely filed its interim report on Form 6-K for the six months ended June 30, 2024, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(2), which requires each foreign private issuer to submit on a Form 6-K an interim balance sheet and income statement as of the end of its second quarter to the U.S. Securities and Exchange Commission. This notice has no immediate effect on the listing or trading of the Company’s ordinary shares on Nasdaq.

Under Nasdaq’s listing rules, the Company has 60 calendar days to submit a plan to regain compliance. If the plan is accepted by Nasdaq, the Company can be granted up to 180 calendar days from the filing’s due date, or until June 30, 2025, to regain compliance. The Company is working diligently to complete the interim report and will file the report as soon as practicable.

The Company published a press release on this development on March 19, 2025, a copy of which is being furnished as an exhibit to this report.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “aims,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations. The Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Financial Statements and Exhibit

Exhibits

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated March 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp. (Registrant)

Date: March 19, 2025	By:	/s/ Prashant Gokarn
	Name:	Prashant Gokarn
	Title:	Co-Chief Executive Officer

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